SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO-I
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NOVASTAR FINANCIAL, INC.
(Name of Subject Company (Issuer))

NOVASTAR FINANCIAL, INC.
(Name of Filing Persons (Offeror))

8.90% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
669947806
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
NOVASTAR FINANCIAL, INC.
(Name of Person(s) Filing Statement)
8.90% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
669947806
(CUSIP Number of Class of Securities)
W. Lance Anderson
Chairman and Chief Executive Officer
2114 Central Street
Suite 600
Kansas City, Missouri 64108
(816) 237-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Gregory G. Johnson, Esq.
Bryan Cave LLP
One Kansas City Place
1200 Main Street
Suite 3500
Kansas City, Missouri 64105
(816) 374-3200
CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$5,112,900	$364.55

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $1.71 (the average of the high and low prices of NovaStar Financial, Inc.’s 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, as quoted by Pink OTC Markets’ inter-dealer quotation service on December 9, 2010) and (ii) 2,990,000 (the maximum number of shares of NovaStar Financial, Inc.’s 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, subject to the transaction reported hereby).

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

(3)	The filing fee was previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$248.83

Filing Party:	NovaStar Financial, Inc.

Form or registration no.:	Form S-4

Date Filed:	December 10, 2010
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-I (this “Schedule TO”) relates to the offer by NovaStar Financial, Inc., a Maryland corporation (the “Company”), to purchase each of the issued and outstanding shares of 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Shares”), at a purchase price of, at the election of the holder, (i) 3 shares of newly-issued common stock of the Company, par value $0.01 (the “Common Stock”), and $2.00 in cash (the “Cash-and-Stock Option”), or (ii) 19 shares of newly-issued Common Stock (the “Stock-Only Option”), each option subject to allocation and proration, upon the terms and subject to the conditions set forth in the proxy statement/consent solicitation/prospectus, dated [•], 2010 (the “Prospectus”), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which will be attached hereto by amendment (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). Because the board of directors of the Company approved the Series C offer, in which of the Company will offer to purchase all the outstanding shares, the Company will be considered to be engaged in a “going private” transaction upon commencement of the Offer and is therefore filing this Schedule 13E-3.
     The information in the Prospectus, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.
     The Offer to the holders of the Shares has not commenced.
Item 1. Summary Term Sheet.
     Item 1001 of Regulation M-A
     The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
     Item 1002(a) through (c) of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” and “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference. The incorporated information called for by this item is current as of December 10, 2010.

(c)	In January 2004, our registration statement for our initial public offering of the of 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), became effective and the Series C Preferred Stock commenced trading on the New York Stock Exchange (the “NYSE”). In January 2008, the Series C Preferred Stock was delisted from the NYSE and is currently quoted by Pink OTC Markets’ inter-dealer quotation service as an OTCQB security under the symbol “NOVSP.”
Sales Prices of the Series C Preferred Stock

2008	High	Low
First Quarter	$4.75	$1.16
Second Quarter	4.90	2.01
Third Quarter	3.25	0.81
Fourth Quarter	2.70	0.40

2009	High	Low
First Quarter	$2.00	$0.66
Second Quarter	3.25	1.50
Third Quarter	3.22	1.62
Fourth Quarter	2.80	1.50

2010	High	Low
First Quarter	$2.05	$1.55
Second Quarter	3.75	1.55
Third Quarter	1.90	1.10
Fourth Quarter (through December 9, 2010)	2.15	1.51

On December [•], 2010, the closing price of our Series C Preferred Stock as quoted by Pink OTC Markets’ inter-dealer quotation service was $[•] per share.
Item 3. Identity and Background of Filing Person.
     Item 1003(a) of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” and “Directors, Executive Officers and Control Persons” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     Item 1004(a) and (b) of Regulation M-A
(a)(1)(i)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference.

(a)(1)(ii)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference

(a)(1)(iii)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference.

(a)(i)(iv)	Not applicable.

(a)(i)(v)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Extension, Termination and Amendment” is incorporated herein by reference.

(a)(i)(vi)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Withdrawal Rights” is incorporated herein by reference.

(a)(i)(vii)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Procedure for Tendering Shares and Notice of Guaranteed Delivery” and “—Withdrawal Rights” is incorporated herein by reference.

(a)(i)(viii)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Exchange of Shares; Offer Consideration” is incorporated herein by reference.

(a)(i)(ix)	Not applicable.

(a)(i)(x)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Differences in Rights of Our Common Stock and Series C Preferred Stock” is incorporated herein by reference.

(a)(i)(xi)	Not applicable.

(a)(i)(xii)	The information set forth in the Prospectus under “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(b)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer”and “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.
Item 5. Past Contacts, Negotiations and Agreements.
     Item 1005(e) of Regulation M-A
(e)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer,”“Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series D Holders” and “—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     Item 1006(a) through (c) of Regulation M-A

(a)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—General” and “—Consequences for Failure to Participate” is incorporated herein by reference.

(c)(1)	None.

(c)(2)	None.

(c)(3)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation” and “Capitalization” is incorporated herein by reference.

(c)(4)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest in Certain Persons in the Series C Offer” and “Directors, Executive Officers and Control Persons” is incorporated herein by reference.

(c)(5)	None.

(c)(6)	None.

(c)(7)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Eligible for Termination of Registration under the Exchange Act” is incorporated herein by reference.

(c)(8)	None.

(c)(9)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation,” “The Series C Offer and Consent Solicitation—Conditions of the Series C Offer and Consent Solicitation” and “Capitalization” is incorporated herein by reference. The Board has discussed the possibility of enacting a shareholder rights plan in the future as an additional measure of protection for the Company’s NOLs.

(c)(10)	The information set forth in the Prospectus under “The Special Meeting—Reasons for the Special Meeting and Consideration of the Proposals,” “Proposal 4 — Articles Amendment to Preserve the Company’s Net Operating Loss Carryforwards” and “Background of the Series C Offer and Consent Solicitation—Conclusions of the Board of Directors of the Company” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     Item 1007(a), (b) and (d) of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Source of Funds” is incorporated herein by reference.

(b)	None.

(d)	None.
Item 8. Interest in Securities of the Subject Company.
     Item 1008 of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest in Certain Persons in the Series C Offer” is incorporated herein by reference.

(b)	None.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     Item 1009(a) of Regulation M-A
(a)	None.
Item 10. Financial Statements.
     Item 1010(a) and (b) of Regulation M-A
(a)(1)	The financial statements set forth in the Prospectus, beginning on page F-5 thereof, are incorporated herein by reference.

(a)(2)	The financial statements set forth in the Prospectus, beginning on page F-5 thereof, are incorporated herein by reference.

(a)(3)	As a smaller reporting company, the Company is not required to present this information.

(a)(4)	The information set for the in the Prospectus under “Summary Historical and Unaudited Pro Forma Financial Information” is incorporated herein by reference.

(b)(1)—(3)	As a smaller reporting company, the Company is not required to present this information. Further, this pro forma financial information is not material to the Offer. However, the information set forth in the Prospectus under “Summary Historical and Pro Forma Financial Information” is incorporated herein by reference and contains certain information called for in this Item.
Item 11. Additional Information.
     Item 1011 of Regulation M-A
(a)(1)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series D Holders” and “—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.

(a)(2)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Appraisal Rights and the Right to Petition for Fair Value” is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.
Item 12. Exhibits.
     Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description
(a)(1)(A)
Proxy Statement/Consent Solicitation/Prospectus, dated [•], 2010 (the “Prospectus”), filed as part of the Company’s Registration Statement on Form S-4 (Reg. No. 333-171115), filed on December 10, 2010.

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(4)	The Prospectus (see Exhibit (a)(1)(A)).

(a)(5)	Articles of Amendment and Restatement (included as Appendix A to the Prospectus; see Exhibit (a)(1)(A)).

(d)(1)	Voting Agreement, dated December 10, 2010, between the Company and Howard M. Amster and Barry A. Igdaloff.

(d)(2)	Exchange Agreement, dated December 10, 2010, between the Company and the holders of NovaStar Financial’s 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 per share.

(h)	Tax Opinion of Bryan Cave LLP.*

* To be filed by amendment.
Item 13. Information Required By Schedule 13E-3.
     The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Prospectus is incorporated herein by reference to the items required by Schedule 13E-3.
     Item 2. of Schedule 13E-3. Subject Company Information.
          Item 1002(d) through (f) of Regulation M-A
(d)	The information set forth in the Prospectus under “Description of Securities—Series C Preferred Stock” and “Background of the Series C Offer and Consent Solicitation” is incorporated herein by reference.

(e)	None.

(f)	None.
     Item 3. of Schedule 13E-3. Subject Company Information.
Item 1003(b) and (c) of Regulation M-A
(b)	None.

(c)	The information set forth in the Prospectus under “Directors, Executive Officers and Control Persons” is incorporated herein by reference. No person to which this Item applies was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All persons to which this Item applies are U.S. citizens.
Item 4. of Schedule 13E-3. Terms of the Transaction.
     Item 1004(c) through (f) of Regulation M-A
(c)	None.

(d)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Appraisal Rights and the Right to Petition for Fair Value” is incorporated herein by reference.

(e)	None.

(f)	The Common Stock offered as part of the Series C Offer when issued will be quoted by Pink OTC Markets’ inter-dealer quotation service as a OCTQB security under the symbol “NOVS.”
     Item 5. of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 1005(a) through (c) and (e) of Regulation M-A

(a)(1)	None.

(a)(2)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and under “Review and Approval of Transaction with Related Parties; Related Party Transactions” is incorporated herein by reference.

(b)(1)	None.

(b)(2)	None.

(b)(3)	On April 26, 2009, NovaStar Financial, Inc. entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Advent Financial Services, LLC (“Advent”) and Mark A. Ernst to acquire 70% of the fully diluted membership interests in Advent in exchange for an initial payment of $2,000,000 and, upon Advent’s achievement of certain financial metrics for the twelve months ended on April 30, 2010, an additional payment of $2,000,000. Because these financial metrics were not achieved by April 30, 2010, the additional payment was not made by the Company. The Purchase Agreement required the parties to make certain representations, warranties, covenants and contained other closing conditions. On May 15, 2009, the closing conditions set forth in the Purchase Agreement were satisfied and the parties thereto closed the transaction.

On November 4, 2010, StreetLinks National Appraisal Services LLC, an 88%-owned subsidiary of the Company, completed the acquisition of 51% of Corvisa LLC (“Corvisa”). Corvisa is a technology company that develops and markets its software products to mortgage lenders. The purchase price was comprised of $1.5 million of cash, plus contingent consideration related to an earn-out opportunity based on future net income. The amount of the future payments that the Company could be required to make under the earn-out opportunity is $0.6 million.

(b)(4)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation” and “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series D Holders” is incorporated herein by reference.

(b)(5)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and under “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.

(b)(6)	None.

(c)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation,” “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and

Transactions with the Series D Holders” and “—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.

(e)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and under “Review and Approval of Transaction with Related Parties; Related Party Transactions—Loan to Mr. Anderson,” “—Agreements and Transactions with the Series D Holders” and “—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.
Item 7. of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.
     Item 1013 of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” and “Background of the Series C Offer and Consent Solicitation” is incorporated herein by reference.

(b)	None.

(c)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” and “Background of the Series C Offer and Consent Solicitation” is incorporated herein by reference.

(d)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary,” “Background of the Series C Offer and Consent Solicitation—Background of the Series C Offer and Consent Solicitation,” “—Conclusions of the Board of Directors of the Company,” “The Series C Offer and Consent Solicitation—Appraisal Rights and the Right to Petition for Fair Value” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.
Item 8. of Schedule 13E-3. Fairness of the Transaction.
     Item 1014 of Regulation M-A
(a)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation—Conclusions of the Board of Directors of the Company” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation—Conclusions of the Board of Directors of the Company” is incorporated herein by reference.

(c)	The Offer is not structured so that approval of at least a majority of unaffiliated Company shareholders is required. Information set forth in the Prospectus under “The Special Meeting—Record Date and Voting Rights” and “—Quorum and Votes Required for Approval of Proposals” is incorporated herein by reference.

(d)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation—Conclusions of the Board of Directors of the Company” is Incorporated herein by reference. The board of directors, including both the employee and non-employee directors, engaged Stifel, Nicolaus & Company, Incorporated, (“Stifel”) who was unaffiliated with the Company, to assist the board of directors in its analysis of the potential transaction, including whether or not the Offer is fair to the unaffiliated shareholders of the Company. A description of the opinion from Stifel will be incorporated into the applicable registration statement of the company on Form S-4 by amendment thereto, and that information will be incorporated herein by amendment.

(e)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation—Conclusions of the Board of Directors of the Company” is incorporated herein by reference.

(f)	Not applicable.
Item 9. of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.
     Item 1015 of Regulation M-A
(a)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation—Conclusions of the Board of Directors of the Company” is incorporated herein by reference. A description of the opinion from Stifel will be incorporated into the applicable registration statement of the company on Form S-4 by amendment thereto, and that information will be incorporated herein by amendment.

(b)	The information set forth in the Prospectus under “Background of the Series C Offer and Consent Solicitation—Conclusions of the Board of Directors of the Company” is incorporated herein by reference. A description of the opinion from Stifel will be incorporated into the applicable registration statement of the company on Form S-4 by amendment thereto, and that information will be incorporated herein by amendment. No material relationship existed during the past two years or is mutually understood to be contemplated, nor was any compensation received or to be received as a result of the relationship between (i) Stifel, Nicolaus & Company, Incorporated (acting as the financial advisor), its affiliates or unaffiliated representatives and (ii) the Company or its affiliates.

(c)	Copies of the opinion and presentation from Stifel will be filed as Exhibits by amendment hereto and will be available for inspection and copying at the Company’s principal executive offices located at 2114 Central Street, Suite 600, Kansas City, Missouri 64108, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.
Item 10. of Schedule 13E-3. Source and Amount of Funds or Other Consideration.
     Item 1007(c) of Regulation M-A
(c)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Fees and Expenses” is incorporated herein by reference.
Item 12. of Schedule 13E-3. The Solicitation or Recommendation.
     Item 1012(d) and (e) of Regulation M-A
(d)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and “The Special Meeting—Voting of Proxies” is incorporated herein by reference.

(e)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and “Background of the Series C Offer and Consent Solicitation—Conclusions of the Board of Directors of the Company” is incorporated herein by reference.
Item 14. of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.
     Item 1009(b) of Regulation M-A
(b)	None.
Item 16. of Schedule 13E-3. Exhibits.
     Item 1016(c) and (f) of Regulation M-A

Exhibit No.	Description

(c)(1)	Fairness Opinion provided by Stifel, Nicolaus & Company, Incorporated (“Stifel”) to the Board of Directors of the Company on December 10, 2010.*

(c)(2)	Presentation of Stifel to the Board of the Company, dated December 10, 2010, related to the Series C Offer.*

(f)	Section 2-602(a) and Sections 3-201 through 3-213 of the Maryland General Corporation Law.

* To be filed by amendment.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SCHEDULE TO-I AND SCHEDULE 13E-3

Novstar Financial, Inc.
/s/ W. Lance Anderson
W. Lance Anderson
Chairman and Chief Executive Officer

Date: December 10, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Proxy Statement/Consent Solicitation/Prospectus, dated [•], 2010 (the “Prospectus”), filed as part of the Company’s Registration Statement on Form S-4 (Reg. No. 333-171115), filed December 10, 2010

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(4)	The Prospectus (see Exhibit (a)(1)(A)).

(a)(5)	Articles of Amendment and Restatement (included as Appendix A to the Prospectus; see Exhibit (a)(1)(A)).

(c)(1)	Fairness Opinion provided by Stifel, Nicolaus & Company, Incorporated (“Stifel”) to the Board of Directors of the Company on December 10, 2010.*

(c)(2)	Presentation of Stifel to the Board of the Company, dated December 10, 2010, related to the Series C Offer.*

(d)(1)	Voting Agreement, dated December 10, 2010, between the Company and Howard M. Amster and Barry A. Igdaloff.

(d)(2)	Exchange Agreement, dated December 10, 2010, between the Company and the holders of NovaStar Financial’s 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 per share.

(f)	Section 2-602(a) and Sections 3-201 through 3-213 of the Maryland General Corporation Law.

(h)	Tax Opinion of Bryan Cave LLP.*

* To be filed by amendment.